RECEIVED

2007 JAN 18 A 10:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07020429

SUPPL

January 3, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Consorcio ARA, S.A. de C.V.
Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Exemption File No. 82-04380

Dear Ladies and Gentlemen:

We submit herewith information with respect to Consorcio ARA, S.A. de C.V. ("ARA") in compliance with Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Act"), for the exemption from the registration requirements of Section 12(g) of the Act available to foreign private issuers under Rule 12g3-2(b) under the Act. The common stock of ARA is listed and trades on the Mexican Stock Exchange (*Bolsa Mexicana de Valores, S.A de C.V.*).

Type of Information or Report	Information Publication Date	Source of Requirement or Practice	Requisite Publication Date
Material event release	Consorcio ARA continua su proceso de Regionalización y anuncia cambios en el área comercial para el próximo año.	Articles 104 (subsection V) and 105 of the Securities Market Law	December 13,2006.

PROCESSED
JAN 19 2007
THOMSON FINANCIAL

This information was filed with the Mexican Stock Exchange (*Bolsa Mexicana de Valores, S.A. de C.V.*), on which Consorcio's shares are listed, or was otherwise distributed to Consorcio's shareholders. [Because the information in its original form is not in the English language and no English translations,

Consorcio de Ingeniería Integral S.A. de C.V.
Colima Nº 394 2º piso Col. Roma C.P. 06760 México, D.F.
Tel. 5596-8864 http://www.consorcioara.com.mx

CONSORCIO ARA

Exemption File No. 82-04380

Consorcio ARA continues its regionalization process and announces changes in the commercial area for the next year.

Consorcio ARA continúa su proceso de regionalización y anuncia cambios en el área comercial para el próximo año.

México D. F. 13 de diciembre 2006.- El proceso de regionalización continúa en Consorcio ARA, descentralizando la operación para dar una respuesta más rápida y eficiente a sus clientes.

Al día de hoy se han definido 7 de los 9 Directores Regionales, que están asumiendo el liderazgo del negocio en sus diferentes plazas: David Espinosa, Región Noroeste (Baja California Sur, Baja California Norte, Sonora, Chihuahua y Durango); Deborah Reyes, Región Noreste (Coahuila, Nuevo León, Tamaulipas, Zacatecas y San Luis Potosí); Hugo Serrato, Región Bajío (Aguascalientes, Guanajuato, Querétaro e Hidalgo); Eduardo Gurza, Región Occidente (Sinaloa, Nayarit, Jalisco, Colima y Michoacán); Mónica Mejía, Héctor Vallín y Alfredo Torres en tres regiones Metropolitanas (D.F. y zonas conurbanas).

Las 2 Direcciones Regionales pendientes Centro (Morelos y Guerrero), y Sur (Oaxaca, Chiapas, Tabasco, Campeche Yucatán y Quintana Roo), se definirán en el primer trimestre de 2007, para consolidar este nuevo modelo de negocio. El proceso de regionalización está a cargo de Vicente Naves, Director de Operaciones.

En este contexto cada Dirección Regional es responsable de coordinar, ejecutar y dar seguimiento a los ciclos de ventas y construcción para optimizar márgenes y rentabilidad.

Dentro de los cambios anunciados en el área Comercial, José Antonio Aguilar Obregón, Director del área ha anunciado su deseo de dejar la compañía para iniciar nuevos proyectos personales.

A partir del 1 de enero de 2007, José Antonio Aguilar Obregón asumirá otras responsabilidades estratégicas en la compañía, hasta concluir el primer trimestre del mismo año.

A cargo de la Dirección Corporativa Comercial se ha nombrado a Oscar González Montiel, quien asumirá las responsabilidades del puesto a partir de 1 de enero de 2007.

Oscar González Montiel, quien se venía desempeñando como Subdirector de Atención a Clientes y Propietarios y Proyectos Especiales, forma parte del equipo de Consorcio ARA desde hace 9 años, y ha colaborado en diferentes áreas del negocio. Oscar en los últimos años ha participado directamente en los proyectos estratégicos del área comercial, contribuyendo al crecimiento y consolidación de la organización.

Consorcio ARA forma parte del Índice de Precios y Cotizaciones de la Bolsa Mexicana de Valores y ocupa el sitio 15 entre las empresas más bursátiles que cotizan en el mercado mexicano.

A lo largo de tres décadas de historia, Consorcio ARA ha desarrollado más de 9 millones de metros cuadrados de edificación; brindado un techo seguro a más de 180 mil familias; generado más de 750 mil empleos directos e indirectos y contribuido al desarrollo social y económico de 17 Estados de la

República. Asimismo, Consorcio ARA fue distinguido como Empresa Socialmente Responsable, por el Centro Mexicano para la Filantropía (CEMEFI).

Acerca de Consorcio ARA

Consorcio ARA es la empresa más rentable del sector, como resultado de su extraordinaria habilidad para aprovechar economías de escala y mantener altos estándares de calidad a un bajo costo de producción. Cuenta con tres décadas de experiencia en la construcción y comercialización de vivienda de interés social, tipo medio, residencial y residencial turístico. Consorcio ARA cuenta con una envidiable fortaleza financiera, cotiza en la BMV desde 1996 y cuenta con las mejores calificaciones *del sector*, parte de Standard & Poor's y Moody's Investors Service, que son "mxA+" y "A2.mx" ("Ba2" global), respectivamente.

Para mayor información:

Visite www.consorcioara.com.mx

Lic. Jaime del Río Castillo
Director de Relación con Inversionistas
Tel. (52.55) 5251.4670
e-mail: jdelrio@ara.com.mx

EMPRESA SOCIALMENTE RESPONSABLE

ARA